

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2014

Via E-mail
Eric S. Rosenfeld
President
Quartet Holdco Ltd.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re: Quartet Holdco Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 8, 2014**
> **File No. 333-195910**
>
> **Quartet Merger Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 8, 2014**
> **File No. 001-36139**

Dear Mr. Rosenfeld:

We have reviewed your responses to the comments in our letter dated July 30, 2014 and have the following additional comments.

Material Federal Income Tax Consequences of the Mergers, page 81

1. Please refer to the first paragraph. Please revise to delete the word "summary" from the first sentence, as that characterizes the opinion as a "summary of the opinion."

Exhibits

Exhibit 5.1

2. We note your response to our prior comment 2 and reissue in part. It appears that the shares issuable upon exercise of the Purchase Options have not been addressed in either Exhibit 5.1 or Exhibit 5.2. In this regard, we note that this opinion states "that the Shares will . . . be duly authorised and validly issued, fully paid and non-assessable," and defines "Shares" as "(i) 13,709,938 common shares of par value US$0.0001 each in the capital of the Company" and "(ii) 420,000 purchase options . . . exercisable for up to 462,000 Common Shares." Exhibit 5.2 only addresses the Purchase Options. Thus, please revise this opinion to cover the 462,000 Common Shares issuable upon exercise of the Purchase Options to be issued pursuant to the Prospectus constituting part of the Registration Statement.

Exhibit 8.2 and Annex J

3. Please refer to the third paragraph. As the opinion now reads, it says that "it is the opinion of " counsel that the prospectus discussion "constitutes a fair summary of such laws." When using a short form opinion, the tax disclosure in the prospectus and the exhibit 8 short form opinion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Refer to Section III.B. and Section III.C.2. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

4. Please refer to the last paragraph. Please revise to also consent to being named in the registration statement. Refer to Section IV of Staff Legal Bulletin No. 19.

Exhibit 8.3 and Annex K

5. Please refer to the third paragraph. As the opinion now reads, it says that "it is the opinion of" counsel that the prospectus discussion "constitutes a fair summary of such laws." When using a short form opinion, the tax disclosure in the prospectus and the exhibit 8 short form opinion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Refer to Section III.B. and Section III.C.2. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

6. Please refer to the last paragraph. Please revise to also consent to being named in the registration statement. Refer to Section IV of Staff Legal Bulletin, No. 19.

7. It appears that a different version of the Appleby tax opinion is filed as Annex K, as opposed to Exhibit 8.3. Please advise. Please also revise the first and third paragraphs on page K-2 to remove limitations on reliance. Counsel may not attempt to limit reliance by purchasers on the opinion. Refer to Section III.D.1 in Staff Legal Bulletin, No. 19, available on our website, www.sec.gov.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
Jeffrey M. Gallant, Esq.
Graubard Miller